Sapiens Announces the Launch of

ALIS Retirement Services Platform

The next generation of technology for the defined contribution retirement services industry

Holon, Israel – June 9, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the retirement services and insurance industries, with an emerging focus on the broader financial services sector, today announced the launch of the ALIS Retirement Services Platform, providing a comprehensive recordkeeping solution for employer sponsored defined contribution retirement plans.

Following three years of development, Sapiens’ ALIS Retirement Services Platform is now released and available to the general market. The innovative system design is the result of a partnership and collaboration with some of the industry’s top retirement services experts and support providers of 401(k), 403(b) and 457 plans.

The design team’s guiding principles behind the new platform was to develop a solution that enables business leaders to support top line growth while lowering operational costs and improving overall profitability. The technology leverages a rules based engine, providing our clients with a high degree of automation as well as built-in governance of the offer as sold, through ongoing operations. Along with ALIS Retirement Services Platform, Sapiens provides the tools and processes to minimize conversion risk from existing legacy infrastructures to the new technology.

“The needs of the retirement industry have increased dramatically, driving a demand for an innovative technology approach to plan recordkeeping.” Says Roni Al-Dor, President and CEO of Sapiens International. ”With the addition of the ALIS Retirement Services Platform to our software suite, Sapiens is uniquely positioned to meet the evolving needs of financial services and insurance institutions.”

“We are pleased to have the opportunity to provide the industry with a new alternative for retirement recordkeeping, designed to give our clients an advantage in today’s increasingly competitive marketplace,” says Ron Karam, President, Sapiens U.S. Retirement Services and Insurance Division. “We are looking forward to working with industry leaders to share how we can help to solve their business challenges through ALIS’s innovative platform architecture.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities, retirement services markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:

Yaffa Cohen-Ifrah

VP Corporate Marketing & Communications

Sapiens International

Office: +972-3-790 2026

e-Mail: yaffa.cohen-ifrah@sapiens.com